UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, Paragraph 4th, of Law No. 6,404/1976 and pursuant to CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that, on this date, the Company’s Board of Directors approved as follows:

(i)	the termination, as of this date, of the Company's current share buyback program (which was approved by the Board of Directors in a meeting held on March 4th, 2024), due to the utilization of the maximum amount of resources provided for in such program. During the time the referred program was in place, 29,973,900 common shares issued by the Company were acquired, of which 21,944,664 were canceled on December 20th, 2024, and the remaining shares may be held in treasury, canceled, or sold; and
(ii)	the creation of a new share buyback program for the Company's issued shares, for the years 2025 and 2026 ("Program"), as detailed below.

The Program was approved under the terms of Article 15, clause XV, of the Company’s Bylaws, as well as CVM Resolution 77/2022, as follows:

(i) Program Objective: Acquisition of common shares issued by the Company for treasury purposes, future cancellation or sale, with no reduction in capital stock, for the intention of increasing shareholder value through the efficient application of available cash resources, optimizing the Company’s capital allocation;

(ii) Resources: The share buybacks will be carried out through the use of resources available in statutory profit reserve and may also use the result obtained in the current fiscal year, in accordance with Article 8, Paragraph 1, clauses I and II, of CVM Resolution 77/2022. The maximum amount to be used in the Program is R$1.75 billion;

(iii) Term: The Program will begin on February 26th, 2025, and end on February 25th, 2026;

(iv) Price and acquisition method: The acquisitions shall be made in the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at Market prices;

(v) Number of shares to be acquired: Up to 34,676,589 common shares;

(vi) Intermediary Financial Institutions: The buybacks operations carried out under the Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A.; (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iii) Citigroup Global Markets Brasil CCTVM S.A.; (iv) Itaú Corretora de Valores S.A.; and (v) Morgan Stanley CTVM S.A.

Information about the Program, including those required under CVM Resolution 77/2022 and CVM Resolution 44/2021, and additional complementary documents, are available to shareholders at the Company’s headquarters and website (ri.telefonica.com.br), as well as on CVM and the Stock Exchange (B3 – Brasil, Bolsa e Balcão) websites.

São Paulo, February 25th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director